

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 14, 2017

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, SC 29072

>   **Re: First Community Corporation**
>   **Registration Statement on Form S-4**
>   **Filed June 7, 2017**
>   **File No. 333-218564**

Dear Mr. Crapps:

This is to advise you that we have not reviewed and will not review your registration statements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John M. Jennings, Esq.